Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
www.drinkerbiddle.com

December 20, 2011

Via Edgar Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Vincent DiStefano

Re:	Hatteras Global Private Equity Fund II, LLC
Registration Number:  811-22594

Dear Mr. DiStefano:

The following responds to your comments given via telephone conversation on December 9, 2011 in connection with your review of our response letters dated September 15, 2011 and October 17, 2011 to your comments to the registration statement on Form N-2 of Hatteras Global Private Equity Fund II, LLC (the “Fund” or the “Registrant”) filed with the Commission on August 3, 2011 (the “Registration Statement”).  Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

Offering Memorandum

Name of the Fund

1.
Please state whether the Registrant, Hatteras Global Private Equity Fund II, will hold at least 40% of its net assets in securities of issuers located outside of the United States subject to the “Names Rule” (Rule 35d-1)?

As discussed in the Registration Statement, more than 40% of the Registrant’s net assets will be invested in securities of foreign issuers. However, as discussed with you, because the Registrant will change its name to Hatteras GPEP Fund II, LLC, as discussed below, this comment is no longer applicable.

2.
State whether the Registrant is required to hold 80% of its net assets in private equity subject to the Names Rule and, if so, specify how the Fund would calculate this percentage based on the investments of the Underlying Portfolios.

The Registrant’s name connotes a type of investment strategy, as opposed to a type of investment.  Therefore, the Registrant believes that it is not subject to this requirement under the Names Rule. Nevertheless, as discussed with you, the Registrant will change its name to: Hatteras GPEP Fund II, LLC.

Fee Table

Footnote 2

1.	Please specify the amount of carried interest to which the Adviser and Sub-Adviser are entitled once a Member has received a return of 125% of that Member’s Capital Contribution.

The Registrant will make the requested disclosure in an amendment to the Registration Statement.

2.	Please explain how the carried interest is consistent with Section 205(a) of the Investment Advisers Act of 1940.

Because Interests in the Fund are only sold to “qualified clients,” as defined in Rule 205-3(d) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Fund is not subject to Section 205(a) of the Advisers Act.

Example

1.	Please include a second example showing the effect of the carried interest after meeting the threshold.

The Registrant will make the requested disclosure in an amendment to the Registration Statement.

Capital Contributions (p. 13)

1.
Please clarify whether proceeds will be held in escrow until the $10 million minimum offering amount is met.  Please also explain what would happen to investors’ proceeds if the minimum offering amount is not met.

Proceeds will be held in escrow prior to the closing of the initial offering.

If the minimum offering amount is not met and the Board does not authorize an offering of less than $10 million, the Registrant will return to each investor the amount of that investor’s capital contribution. A statement to this effect will be made in amendment to the Registration Statement.

Valuation of the Fund’s Interests in Portfolio Funds (p. 28)

1.	Please amend the valuation discussion to be consistent with DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104) (“DB Hedge Strategies”).

The Registrant’s valuation discussion is substantively the same yet more extensive than the valuation discussion in DB Hedge Strategies and the Registrant therefore respectfully declines the comment.

2.	Please clarify that the Board must still make its own valuation determinations and cannot only rely on the Underlying Funds’ valuations.

The Registrant will make the requested disclosure in an amendment to the Registration Statement.

General

The Fund acknowledges that:

•	The Fund is responsible for the adequacy and the accuracy of the disclosure in the filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

•	the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the Untied States.

  *  *  *

We thank you for your assistance.  If you should have any questions regarding the Fund’s responses to your comments, please do not hesitate to contact the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua Deringer
Joshua Deringer